SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                            M&F Worldwide Corp. (MFW)
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                                (Name of Issuer)


                          Common Stock, par value $0.01
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                         (Title of Class of Securities)


                                    552541104
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                                 (CUSIP Number)


             Mario Cibelli, c/o Cibelli Capital Management, L.L.C.,
               52 Vanderbilt Avenue, 5th Floor, New York, NY 10017
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 21, 2003
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  552541104
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mario Cibelli

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF, WC, PN

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     12,900

8.   SHARED VOTING POWER

     579,000

9.   SOLE DISPOSITIVE POWER

     12,900

10.  SHARED DISPOSITIVE POWER

     579,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     591,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.2%

14.  TYPE OF REPORTING PERSON*

     IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13D (the "Filing") is being filed for the purpose of disclosing the number of Common Stock, $0.01 par value ("Common Shares") of M&F Worldwide Corp. (MFW) that may be deemed to be beneficially owned by Mario Cibelli (the "Reporting Person").

CUSIP No.  552541101
           ---------------------

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Item 1.  Security and Issuer.

     The name of the issuer is M&F Worldwide Corp., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 35 East 62nd Street, New York, NY 10021. This Schedule 13D relates to the Issuer's Common Shares.

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Item 2.  Identity and Background.

     (a-c, f) This Filing is being made by Mario Cibelli, a United States citizen, whose principal business address is located at c/o Cibelli Capital Management, L.L.C., 52 Vanderbilt Avenue, 5th Floor, New York, NY 10017. Mr. Cibelli is the managing member of Cibelli Capital Management, L.L.C. ("CCM"), a Delaware limited liability company that is an investment management firm which serves as the general partner of Marathon Partners, L.P., a New York limited partnership ("MP"). Mr. Cibelli is also the managing member of Cibelli Research & Management, L.L.C. ("CRM"), a Delaware limited liability company that is an investment management firm which serves as the general partner of Marathon Focus Fund, L.P., a New York limited partnership ("MFF"), and Marathon Offshore Master Fund, L.P., a Cayman Islands Limited Partnership ("MOMF"). Mr. Cibelli also serves as portfolio manager to a number of separate managed accounts.

(d) Neither Mr. Cibelli, CCM, nor CRM has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Mr. Cibelli, CCM, nor CRM has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, Mr. Cibelli may be deemed to beneficially own 591,900 Common Shares. The Common Shares are held by MP, MFF, MOMF and the accounts for which Mr. Cibelli serves as portfolio manger (collectively, the "Clients"). The funds for the purchase of the Common Shares by the Clients came from the Clients' respective funds. The total cost for the Common Shares held by the Clients is $3,925,162.69.

No borrowed funds were used to purchase the Common Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4.  Purpose of Transaction.

The Common Shares deemed to be beneficially owned by the Reporting Person were acquired for, and are being held for, investment purposes on the Clients' behalves. The acquisitions of the Common Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

However, in a letter to the Board of Directors dated November 21, 2003 (attached hereto as Exhibit B), Mr. Cibelli outlined his concerns regarding the management of the Issuer and his desire to have the management of the Issuer address those concerns.

In an effort to protect the investments made on behalf of the Clients, as well as to maximize shareholder value, the Reporting Person and/or the Reporting Person on behalf of the Clients may acquire additional Common Shares, dispose of all or some of these Common Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Common Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     Although it has no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

          (1) the acquisition of additional Common Shares of the Issuer, or the disposition of Common Shares of the Issuer;

          (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

          (3)  a sale or transfer of a material amount of assets of the Issuer;

          (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (5) any material change in the present capitalization or dividend policy of the Issuer;

          (6) any other material change in the Issuer's business or corporate structure;

          (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

          (10) any action similar to those enumerated above.

Any future decision of the Reporting Person to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

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Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, Mr. Cibelli may be deemed to be the beneficial owner of 591,900 Common Shares or 3.2% of the outstanding Common Shares of the Issuer, based upon the 18,371,271 Common Shares outstanding as of September 30, 2003, according to the Issuer's most recent Form 10-Q.

Mr. Cibelli has the power to vote or direct the vote of 591,900 Common Shares to which this filing relates.

Mr. Cibelli specifically disclaims beneficial ownership in the Common Shares reported herein except to the extent of his pecuniary interest therein.

The trading dates, number of Common Shares purchased and sold and price per share for all transactions in the Common Shares during the past 60 days by Mr. Cibelli and Mr. Cibelli on behalf of the Clients are set forth in Exhibit A and were all effected in broker transactions.

The 591,900 Common Shares were acquired for investment purposes. Mr. Cibelli and/or Mr. Cibelli on behalf of the Clients may acquire additional Common Shares, dispose of all or some of these Common Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Common Shares. Moreover, Mr. Cibelli may engage in any or all of the items discussed in Item 4 above.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Cibelli does not have any contract, arrangement, understanding or relationship with any person with respect to the Common Shares.

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Item 7.  Material to be Filed as Exhibits.

Exhibit A -- A description of the transactions in the Common Shares that were effected by the Reporting Person during the 60 days prior to November 21, 2003 is filed herewith as Exhibit A.

Exhibit B -- Letter from Mr. Cibelli to the Board of Directors of the Issuer dated November 21, 2003.

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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    November 21, 2003
                                        --------------------------------------
                                                        (Date)


                                                    /s/ Mario Cibelli*
                                        --------------------------------------
                                                    (Signature)

                                                    Mario Cibelli
                                        --------------------------------------
                                                    (Name/Title)

* The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


03366.0001 #444940

                                  Exhibit 99-A
                        Transactions in the Common Shares

Date of                       Number of Common Shares        Price Per
Transaction                   Purchase/(SOLD)                Share

9/24/03                       2600                            9.732

9/25/03                       9800                            9.710

9/26/03                       12500                           9.695

9/29/03                       97700                           9.766

9/29/03                       2600                            9.816

9/29/03                       1000                            9.926

9/29/03                       3000                            9.816

9/29/03                       3000                            9.816

9/29/03                       2000                            9.817

9/29/03                       200                             9.994

9/29/03                       300                             9.963

9/29/03                       300                             9.963

9/29/03                       500                             9.928

9/30/03                       15000                           9.703

                                 Exhibit 99 -B:
                         Letter from Mr. Cibelli to the
            Board of Directors of the Issuer dated November 21, 2003


November 21, 2003


Director, M&F Worldwide Corp.
M&F Worldwide Corp.
35 East 62nd Street
New York, NY 10021

Dear Director:

I am contacting you in your capacity as a director of M&F Worldwide Corp. ("M&F"). Marathon Partners is a shareholder of the Company. I am the managing member of the General Partner of Marathon Partners.

On November 7th, 2003 Mafco filed an amended Schedule 13D with the SEC. According to this filing, the board members of M&F gave prior authorization to Mafco for its recent open market repurchases of M&F common shares and also approved Mafco Holdings Inc. ("Mafco") to purchase an additional 750,000 shares if it so desires. Gentleman, we have been down this road before. As you know, the final version of the Panavision transaction approved by the M&F board gave majority-voting control to Mafco and therefore Ronald Perelman. Board members sold voting control of M&F to Mafco without extracting a premium and then added insult to injury by ascribing an absurd valuation to the Panavision stake owned by Mafco. By granting Mr. Perelman an option for 500,000 M&F shares and allowing Mafco to make open market purchases, the fiduciaries of M&F are again rapidly approaching giving voting control to Mafco, and therefore Mr. Perelman, without extracting a premium for the shareholders of M&F.

As you are undoubtedly aware, Daniel Breen and I played a key role in the lawsuits that resulted from the management, board and special committee members' decision to purchase Panavision from Mafco. Since the announcement that the Panavision transaction was going to be rescinded as settlement of the lawsuits, the shares of M&F have risen approximately 175%. I believe the appreciation of M&F shares has come about as a direct result of the rescission of the Panavision transaction. Furthermore, I believe that the level of financial sophistication one needed to possess in order to reject the Panavision transaction outright on its face was extremely low. Most of the current board members, including Paul Meister, that supported the transaction, remain on the board of directors today. Given this fact and some of Chairman Howard Gittis's statements to the media in the aftermath of the rescission about his continued support of the transaction, I believe I am justifiably concerned about the board members' ability to separate their fiduciary role to the shareholders of M&F from their desire to accommodate the financial maneuverings of Mr. Perelman.

Failing to reign in Mafco's open market purchases of M&F shares is all the more galling when one delves into the methodology that was required for the board members to approve the Panavision transaction in the first place. The board-approved final version of the transaction required a low valuation of M&F shares so that the combination of M&F and Panavision financials could give the appearance of a share price exceeding that of M&F on a stand-alone basis. The assistance of investment firm Houlihan Lokey ("Houlihan") helped accomplish this task. M&F's management, board and special committee members signed off on Houlihan's recommendation of a very low valuation for M&F on a stand-alone basis in the spring of 2001. Board members were unwavering in their support of a low valuation in meeting after meeting, conversation after conversation and hearing after hearing with opponents of the transaction. It was the keystone to their argument that the Panavision transaction made economic sense.

As a side note, it is interesting to glance at Panavision's financial results since the transaction was rescinded. For the three and nine months ended September 30, 2003 Panavision's operating income has fallen 54% and 81% respectively from the prior year. In addition it is interesting to note that Mafco's, and therefore Mr. Perelman's, efforts to invest in Panavision have not been focused on the equity shares that M&F tried to buy a short while ago. Mafco has been lending Panavision money and exchanging acquired debt for new preferred shares of Panavision. Panavision's and M&F's most knowledgeable and informed shareholder figured that combining M&F and Panavision would be the "perfect transaction" for the M&F shareholders. I believe the results indicate otherwise. Clearly M&F's investment in Panavision shares would have been an unmitigated disaster.

To my knowledge, there has been no communication from the M&F board members where the merits of Houlihan's recommendation were altered or challenged allowing for a subsequent revaluation of the M&F shares. In recent public filings Mafco disclosed it has been purchasing M&F shares at prices ranging from $9.56 to $12.96 in the open market. This is highly unusual, after insisting upon a low valuation of M&F shares, the largest and most knowledgeable shareholder suddenly starts purchasing shares in the open market at a significantly higher valuation. As a knowledgeable insider we can assume that Mafco believes that the true value of M&F shares must lie north of the purchase price. In other words, informed insider Mafco, and therefore Mr. Perelman, believes that M&F's intrinsic value is greater than $13 per share. This sudden appreciation of the business of over 100% is against a backdrop over the same time period where M&F's operating income is essentially un-changed, the S&P 500 is down approximately 9% and the S&P tobacco index is only up approximately 9%. The valuation of M&F shares appears to be a flag of convenience that changes depending on what tasks the board needs accomplished. Gentleman, this alone is highly suspicious, yet there is more.

As Chairman and CEO of M&F, Mr. Gittis would readily acknowledge that first and foremost his purpose in this office is to protect and grow the value of the M&F shares. Given the fact that Mafco, and therefore Mr. Perelman, greatly influence the direction of the M&F board, Mr. Gittis has an even higher obligation to the shareholders of M&F so that he may avoid the conflicts inherent in such control situations. Mr. Gittis has stated his desire that M&F grow its business via acquisitions. As we know, the Panavision transaction, where M&F would have been levered into a Revlon-like equity security, was where he saw the most opportunity. Share repurchases have not been employed at M&F for many years. So even as M&F had over $70 million in cash net of debt, it decided to forgo the highly accretive opportunity of repurchasing shares in the open market. Mafco found the investment opportunity worthwhile at almost $13, while the board and Mr. Gittis decided to stand down and forgo the accretion to earnings per share. As I am sure Mr. Gittis would agree, his foremost job is not to simply make acquisitions, but to enhance the value of the M&F shares. Purchases using M&F's excess cash of $70 million would have been highly accretive to earnings per share (or at least would have lowered the dilution of awarding 500,000 low priced options to Mr. Perelman). As we all know, per share earnings drive the value of all equity securities. Foregoing this accretive opportunity, while allowing Mafco to inch closer to voting control of M&F without a paying a premium is a blatant violation of the fiduciary duty board members are sworn to uphold.

The timing of the approvals and the open market purchases are all the more unusual when considering the occurrence of certain communication that M&F has received from Marathon Partners and other shareholders of M&F. In early October Marathon Partners attempted to exercise certain Delaware rights related to its ownership of M&F shares. Prior to our request, Daniel Breen also communicated to M&F that he was attempting to exercise similar rights. Furthermore, I understand that other shareholders have recently expressed dissatisfaction with corporate governance issues at M&F including a shareholder group from Australia. Gentleman, this is highly unusual. Given the timing of the issues described above, it might appear as if Mafco was rushing to buy M&F shares forward of possibly heightened levels of investor scrutiny relating to good corporate governance. Again, given these unusual circumstances, how could the board of M&F allow Mafco to make additional open market purchases of shares without fully investigating all the above issues first?

Given the potential conflicts of interest inherent in Mafco's, and therefore Mr. Perelman's, ability to influence the board of M&F and given the fact that board members of other companies routinely restrict insiders from buying and selling shares, it seems to me that it would be well within the rights of M&F's board to restrict Mafco's open market purchases of M&F shares. Given the other suspect circumstances mentioned above, I am bewildered that M&F's board approved open market purchases by Mafco. How does it benefit the public majority to allow Mafco to acquire shares in the open market especially as Mafco approaches voting control? If Mafco is so intent on owning more M&F shares why not restrict its open market purchases and begin negotiations on a going private transaction? If Mafco has no interest in owning 100% of M&F, then why is it making open market purchases? It is in the best interests of M&F shareholders that Mafco not be allowed additional control of M&F without paying a premium to the shareholders of the company; lest you forget it was Mafco that first proposed the ludicrous Panavision transaction. How can a fiduciary of M&F allow Mafco further control without extracting additional value from Mafco? As I said above, the level of sophistication that would have been required to reject the Panavision transaction on its face was quite low. The same is true for Mafco's open market purchases of M&F shares. Any true fiduciary of M&F could grasp the concept that the shareholders are ill served by allowing Mafco to scoop shares away from the public without paying a premium.

This deficiency is all the more absurd when taken against the current backdrop playing out in corporate America. A heightened level of scrutiny has been thrust upon companies that do not promulgate the rules of fair play. We are living in a world that is post Enron, Tyco, Adelphia, Healthsouth and late day trading. Your actions are not in step with the times. I suggest that M&F immediately form a special committee and begin evaluating alternatives to maximize shareholder value. Given Houlihan's prior recommendation to the special committee of M&F in regards to the Panavision transaction, I suggest that you consider another firm. Perhaps a large reputable firm that has had no investment banking ties to Mr. Perelman or Mafco would be best. It will be extremely difficult for any special committee to be unbiased in its advice, but I suggest trying nonetheless.

Hindsight shows that the special committee that was evaluating the Panavision transaction was at best conflicted by its ties to Columbia University. Among others, Mr. Perelman and Paul M. Montrone are members of Columbia's Board of Overseers. Mr. Montrone has part of a building and a Professorship named after him at Columbia. The special committee that evaluated and ultimately accepted the Panavision transaction consisted of Ed Hookstratten, Lance Liebman and Paul Meister. Mr. Liebman of course is a Professor in the Law School and former Dean of the Law School at Columbia. Mr. Meister among other things is the Vice Chairman of Fisher Scientific. The Chairman and CEO of Fisher Scientific is none other than Mr. Montrone. Also I note that Dean Meyer Feldberg of the Columbia Business School is a long-standing board member of Revlon. At a minimum these potential conflicts should have been identified by the special committee evaluating the Panavision transaction as a potential problem area. No doubt Mr. Perelman and Mr. Montrone are contributors to the Columbia Business School. Given Professor Liebman's ties to Columbia and Mr. Meister's ties to Mr. Montrone, the Columbia blue that ran through two of the three members of the special committee should have set off a warning sign to the rest of the board members of M&F. The special committee's recommendation to acquire the Panavision stake at almost 5 times its quoted share price speaks to this and the other conflicts I have highlighted.

This is all to say that it will be extremely difficult to populate a new special committee with strong fiduciaries that will take their mandate of creating value for all M&F shareholders seriously. Perhaps another Columbia Business School alumni would be willing to meet with this special committee to give it some advice. The Wall Street Journal from Friday November 14th contained an article that described how Warren Buffett was meeting with top corporate executives that sought out his advice on various subjects. I do not know Mr. Buffett personally and am not sure if he would entertain the idea of meeting with M&F representatives, however, I would be willing to pay for round trip tickets (coach of course) for any members of M&F's board of directors that wanted advice from Mr. Buffett on the strategies that might make sense to pursue, including cutting off Mafco's permission to make additional open market purchases of M&F.

Great care is needed to re-ignite a purposeful fiduciary role at M&F. This New York Stock Exchange listed company regularly releases financial information quite late as compared to other companies, holds no conference calls with investors, has no group or formal discussions with shareholders, rarely returns calls to large shareholders, holds its annual meetings in Camden, New Jersey so as to discourage shareholders that would undoubtedly attend a New York City based meeting, pays no dividend, hoards cash and hires investment banks for fairness opinions that are among the grossest perversions of economic reality that I have ever witnessed. Action is needed and needed now.

If this board continues to sit on its hands and give away voting control of M&F to Mafco then so be it. Mr. Breen and I did not require the cooperation of the fiduciaries that were charged with protecting the interests of the shareholders during the Panavision transaction. Great change was effected even as the fiduciaries of M&F and their agents actively sought to impede our progress on favorably rescinding the Panavision transaction. Ironically, it is those that the board resists the most that seem the most capable of driving value for the owners of M&F.

I can only urge you to come to your senses and realize that the world has changed from when M&F's board accepted the Panavision transaction a short while ago. There seems to be no fear at M&F's board that there are potential consequences for its actions or lack of thereof. In this day and age that is just not the case. I suggest that the board adjust its game plan accordingly: immediately form a special committee to evaluate options that offer the opportunity to maximize the value for all M&F shareholders.



Sincerely,


Mario D. Cibelli


03366.0001 #445176